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                           CERTIFICATE OF AMENDMENT
                                       OF
                          SECOND AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION
                                       OF
                                 NOGATECH, INC.

Nogatech, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

     DOES HEREBY CERTIFY:

          FIRST: That acting by unanimous written consent, the Board of Directors of Nagotech, Inc. duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that approval of said amendment be obtained from a majority of the holders of issued and outstanding Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock of said corporation entitled to vote. The resolutions setting forth the proposed amendment are as follows:

             RESOLVED: That Section F.1.(b). of Article IV be amended in its entirety to read as follows:

             "SERIES B STOCK. Each share of Series B Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for the shares of Series B Stock or Common Stock into that number of shares of Common Stock which is equal to the quotient obtained by dividing Four Dollars and Eighteen Cents ($4.18) by the Series B Conversion Price (as such term is hereinafter defined) in effect immediately prior to the time of such conversion. The "Series B Conversion Price" shall be equal to Four Dollars and Eighteen Cents ($4.18) through February 28, 2000. Thereafter, commencing on February 29, 2000 through May 31, 2000, the "Series B Conversion Price" shall be equal to Three Dollars and Sixty Five and 75/100 Cents ($3.6575). Thereafter, commencing on June 1, 2000 through June 30, 2000, the Series B Conversion Price shall be equal to Three Dollars and Forty-Four and 85/100 Cents ($3.4485). Thereafter, commencing July 1, 2000 through July 31, 2000, the "Series B Conversion Price" on any given date shall be equal to the result obtained by dividing (i) 1000,000,000 less the result of multiplying 163,398.69 by the number of days after February 29, 2000 on which such measurement date occurs, by
          (ii) 23,915,417, subject on any such given date to being Appropriately Adjusted. Commencing on


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          August 1, 2000, the "Series B Conversion Price" shall be Three
          Dollars and Fourteen Cents ($3.14). Notwithstanding the foregoing, the Series B Conversion Price shall be Approximately Adjusted."

          SECOND: That thereafter, the stockholders of said corporation approved said amendment by written consent in lieu of a meeting in accordance with Section 228 of the General Corporation law of the State of Delaware, and the necessary number of shares of Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock as required by statute were voted in favor of the amendment.

          THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

          IN WITNESS WHEREOF, said Nogatech, Inc. has caused this certificate to be signed by Dr. Arie Heiman, its Chief Executive Officer, this 12th day of April, 2000.


                                          NOGATECH, INC.


                                          By: /s/ Arie Heiman
                                              -------------------------------
                                              Dr. Arie Heiman
                                              Chief Executive Officer


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